UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                              (AMENDMENT NO. 4) (1)

                         NOVA MEASURING INSTRUMNETS LTD.
                                (Name of Issuer)

                                 ORDINARY SHARES
                         (Title of Class of Securities)

                                   M7516K 10 3
                                 (CUSIP Number)

                                DECEMBER 31, 2004
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_]  Rule 13d-1(b)

     [_]  Rule 13d-1(c)

     [X]  Rule 13d-1(d)


----------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

--------------------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)

     Inventech Investments Company Ltd. (Not Applicable)
--------------------------------------------------------------------------------
2    Check the Appropriate Box If a Member of a Group (SEE Instructions)
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   5    Sole Voting Power
                        833,974
 NUMBER OF         -------------------------------------------------------------
   SHARES          6    Shared Voting Power
BENEFICIALLY            0
  OWNED BY         -------------------------------------------------------------
    EACH           7    Sole Dispositive Power
 REPORTING              833,974
   PERSON          -------------------------------------------------------------
    WITH           8    Shared Dispositive Power
                        0
--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person
     833,974
--------------------------------------------------------------------------------
10   Check If the Aggregate Amount in Row (9) Excludes Certain Shares (SEE
     Instructions)      [_]
--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)
     5.4%
--------------------------------------------------------------------------------
12   Type of Reporting Person (SEE Instructions)
     IV
--------------------------------------------------------------------------------


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


ITEM 1(A). NAME OF ISSUER:

     NOVA MEASURING INSTRUMENTS LTD.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

     WEIZMANN SCIENTIFIC PARK

     P.O.B 266

     REHOVOT 76100, ISRAEL

ITEM 2(A). NAME OF PERSON FILING:

     Inventech Investments Company Ltd.

ITEM 2(B). ADDRESS OF PRINCIPAL OFFICES OR, IF NONE, RESIDENCE:

     19 Brodetsky St., Tel Aviv, 69051, Israel

ITEM 2(C). CITIZENSHIP:

     Israel

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

     Ordinary Shares

ITEM 2(E). CUSIP NUMBER:

     M7516K 10 3

ITEM 3. IF THE STATEMENT IS BEING FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B) OR
        (C), CHECK WHETHER THE FILING PERSON IS A:


     (a)  [_]  Broker or dealer registered under Section 15 of the Exchange Act;

     (b)  [_]  Bank as defined in Section 3(a)(6) of the Exchange Act;

     (c)  [_]  Insurance company as defined in Section 3(a)(19) of the Exchange
               Act;

     (d) [_] Investment company registered under Section 8 of the Investment Company Act;

     (e)  [_]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

     (f) [_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

     (g) [_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

     (i) [_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

     (j)  [_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4. OWNERSHIP.

     (a)  Amount beneficially owned:

     As of December 31 2004, Inventech Investments Company Ltd. directly beneficially owned 833,974 Ordinary Shares.

     (b)  Percent of class:

     The Issuer has advised the Reporting Person that as of December 31, 2004, there were 15,308,544 Ordinary Shares of the Issuer outstanding. As of December 31 2004, Inventech Investment Company Ltd. directly beneficially owned 833,974 Ordinary Shares, or approximately 5.4% of the outstanding Ordinary Shares of the Issuer.

     (c)  Number of shares as to which such person has:

     (i)  Sole power to vote or direct the vote:                        833,974 Ordinary Shares

     (ii) Shared power to vote or direct the vote:                      0

     (iii) Sole power to dispose or to direct the disposition of:       833,974 Ordinary Shares

     (iv) Shared power to dispose or to direct the disposition of:      0

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

     Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

     Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

     Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

     Not applicable.

ITEM 10. CERTIFICATION.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    March 15, 2005
                                                        (DATE)


                                              INVENTECH INVESTMENTS COMPANY LTD.
                                                        (SIGNATURE)


                                              By: Jacob Luxenburg, MD
                                              -----------------------
                                                    (NAME/TITLE)



ATTENTION. Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001)



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